1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	December 23, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE SIXTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the sixth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 18 December 2014 by way of written notices or e-mails. The meeting was held on 23 December 2014 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules, such as the Company Law of the PRC and the articles of association of the Company.

The eleven Directors present at the meeting agreed and passed the following resolutions:

1.	Approved the proposal in relation to the increase of capital of Zhongyin Financial Leasing Co., Ltd.

Approved the Company and Yancoal International (Holding) Co. Ltd., a wholly-owned subsidiary of the Company, to jointly increase the capital of Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial Leasing”) by RMB1.5 billion on a pro rata basis and the management was authorised to handle the relevant formalities. After the increase of capital, the capital of Zhongyin Financial Leasing will be increased from RMB 500 million to RMB 2 billion.

2.	Approved the proposal in relation to the subscription of the placing shares of Qilu Bank Co., Ltd.

(1)	The Company was approved to subscribe for 246210,000 placing shares of Qilu Bank Co., Ltd. at RMB3.18 per share;

(2)	The Company was approved to issue major shareholder commitment letter(s) in compliance with the relevant regulations;

(3)	The chairman of the Board or an authorised person was authorised to sign the documents relating to the subscription, and the management was authorised to handle the relevant procedures.

3.	Approved the proposal in relation to the appointment of the deputy general manager of the Company

Based on the nomination by the general manager of the Company, which was considered and approved by the nomination committee of the Board, the Company appointed Mr. Zhao Honggang as the deputy general manager of the Company.

The independent directors have expressed their agreement with the appointment.

By order of the board of directors Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng City, Shandong Province, the PRC

23 December 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix:

Biography of Mr. Zhao Honggang

Mr. Zhao Honggang, aged 49, is an engineering technology researcher. Mr. Zhao joined the predecessor company in 1987. He was appointed as the deputy mine manager of Dongtan coal mine of the Company in March 2006; head of the Company’s department of electrical in March 2009; and the chairman of the board of directors and the general manager of Shandong Hua Ju Energy Co., Ltd. in December 2013. Mr. Zhao graduated from Shandong University of Science and Technology.

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC